Exhibit 107

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered(1)(2)	Proposed Maximum Offering Price Per Security	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee
Common Stock, $0.001 par value	400,000,000	$0.03	$12,000,000	$1,322.40
Total			$12,000,000	$1,322.40

(1)	Pursuant to Rule 416(c) promulgated under the Securities Act of 1933, as amended, there are also registered hereunder such indeterminate number of additional shares as may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(2)	Represents shares issuable pursuant to the SunHydrogen, Inc. 2022 Equity Incentive Plan.

(3)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended, using the average of the high and low price as reported on The OTC Pink on December 15, 2022.